                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       REPORT OF A FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a- 16 OR 15d- 16 OF
                           THE SECURITIES ACT OF 1934

For the month of                      March                                 2004

                               Acetex Corporation
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              750 World Trade Centre, 999 Canada Place, Vancouver,
                        British Columbia, Canada V6C 3E1
--------------------------------------------------------------------------------
                  (Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F           Form 40-F    /X/
          ---------           ---------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    /X/
    ---------    ---------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]

This Form 6-K consists of a press release announcing Acetex's results for the three months and year ended December 31, 2003.

[ACETEX LOGO]


FOR IMMEDIATE RELEASE

ACETEX REPORTS RESULTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2003

VANCOUVER, B.C., CANADA - FEBRUARY 24, 2004 - Acetex Corporation announced today results for the three months ended December 31, 2003, determined under Canadian generally accepted accounting principles. These results include a loss for the period of US $7.9 million and EBITDA (defined as operating income plus depreciation and amortization) of US $13.2 million. Net sales of US $103.8 million were generated during the period from the sale of acetyls products and specialty polymers and films.

Results for the year were a net loss of US $19.0 million and EBITDA of US $40.2 million. Net sales for the year were $332.9 million.

"Although we are early in the process of integrating the AT Plastics acquisition, a number of significant opportunities have been identified in both businesses and are being jointly developed," said Brooke N. Wade, Chairman and Chief Executive Officer of Acetex Corporation. "The cyclical position of the two businesses at the end of 2003 was not strong but, with continual cost improvements and a positive outlook in both businesses, we expect our position to continue to improve throughout 2004."

Information in this press release including the attached interim report to shareholders may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include actions of competitors, conditions in the acetyls and other industries, worldwide economic conditions, and risks attendant with acetyls and specialty polymers and films production and distribution.

Acetex Corporation has two primary businesses - its European Acetyls Business and the Specialty Polymers and Films Business. Our Acetyls business is Europe's second largest producer of acetic acid and polyvinyl alcohol and third largest producer of vinyl acetate monomer. These chemicals and their derivatives are used in a wide range of applications in the automotive, construction, packaging, pharmaceutical and textile industries.

Specialty polymers developed and manufactured by Acetex are used in the manufacture of a variety of plastics products, including packaging and laminating products, auto parts, adhesives and medical products. The films business focuses on products for the agricultural, horticultural and construction industries.

Acetex directs its operations from its corporate head office in Vancouver, Canada. Acetex has plants in France, Spain, and Edmonton, Alberta, and sells to customers primarily in Europe, the United States, and Canada. Acetex's common shares are listed for trading under the symbol "ATX" on The Toronto Stock Exchange, which has neither approved nor disapproved the information contained herein.

A conference call is scheduled for Tuesday, February 24, 2004, at 11:30 a.m. Eastern Time to discuss these results. To participate, please call (416) 641-6700 ten minutes before the start of the call. If you are unable to listen to the call at that time, a recorded version is available for the three following business days by phoning (416) 626-4100 and entering 21186355.

For further information contact: Lynn Haycock (604) 688-9600 or via e-mail at haycock@acetex.com.

                               ACETEX CORPORATION

                       FINANCIAL AND OPERATING HIGHLIGHTS
                         SELECTED FINANCIAL INFORMATION
                                  (U.S. $,000s)
                                   (unaudited)

                                                            Three          Three           Year           Year
                                                     Months Ended   Months Ended          Ended          Ended
                                                     December 31,   December 31,   December 31,   December 31,
                                                             2003           2002           2003           2002
                                                     ---------------------------------------------------------
Sales                                                $    103,807   $     51,005   $    332,937   $    205,529
Net loss for the period                                    (7,861)        (2,823)       (18,977)       (12,923)
Net loss per share                                   $      (0.23)  $      (0.11)  $      (0.66)  $      (0.49)
Cash generated from operations(2)                           3,161          1,741         11,383          5,242
Cash generated from operations per share(2)          $       0.09   $       0.07   $       0.39   $       0.20
Cash position at end of period                             53,903         61,890         53,903         61,890

EBITDA(1) - with AT Plastics post Aug 5, 2003
Acetyls Segment                                            10,290          7,920         36,498         27,280
Specialty Polymers & Films Segment                          3,588             --          6,633             --
Corporate                                                    (642)            --         (2,882)            --
                                                     ---------------------------------------------------------
                                                           13,236          7,920         40,249         27,280
--------------------------------------------------------------------------------------------------------------
EBITDA(1) - pro-forma
Acetyls Segment                                            10,290          7,920         36,498         27,280
Specialty Polymers & Films Segment                          3,588          5,222         21,147         22,402
Corporate                                                    (642)            --         (2,882)            --
                                                     ---------------------------------------------------------
                                                           13,236         13,142         54,763         49,682
--------------------------------------------------------------------------------------------------------------

Senior unsecured notes at end of period                   265,000        190,000        265,000        190,000
--------------------------------------------------------------------------------------------------------------

(1) Operating earnings plus amortization and restructuring charge, both as stated on the consolidated statements of operations. EBITDA is not a term that has an established meaning under generally accepted accounting principles and should not be considered in isolation from net earnings (loss) or other amounts as calculated under generally accepted accounting principles. EBITDA may not be calculated in a comparable manner to other companies. The Company has calculated EBITDA consistently for all periods presented. In the determination of pro forma EBITDA for AT Plastics for periods prior to the acquisition, certain restructuring charges have been added back.

(2) Calculated as cash flow from operations less increases in non-cash operating working capital. This is not a term that has an established meaning under generally accepted accounting principles and should not be considered in isolation from net earnings (loss) or other amounts as calculated under generally accepted accounting principles. Cash flow may not be calculated in a comparable manner to other companies. The Company has calculated cash flow consistently for all periods presented.

PRODUCTION VOLUME INFORMATION (TONNES)
ACETYLS SEGMENT

Acetic Acid                                               106,953         77,294        385,422        376,752
VAM - Pardies                                              36,528         28,403        133,536        138,905
Acetic Acid Derivatives                                    18,934         16,862         70,979         66,790
--------------------------------------------------------------------------------------------------------------
SPECIALTY POLYMERS & FILMS SEGMENT
Specialty Polymers                                         34,110         35,300        132,860        131,090
Films                                                       1,950          3,990         13,290         13,245

                           CONSOLIDATED BALANCE SHEETS
                           (THOUSANDS OF U.S. DOLLARS)

                                                     DECEMBER 31,   DECEMBER 31,
ASSETS                                                       2003           2002
                                                     ------------   ------------
CURRENT ASSETS:
  Cash and cash equivalents                          $     53,903   $     61,890
  Accounts receivable                                      79,774         43,699
  Inventory                                                68,505         28,481
  Prepaid expenses and other                                7,175          3,638
                                                     ------------   ------------
                                                          209,357        137,708

PROPERTY, PLANT AND EQUIPMENT                             254,010        110,191

OTHER ASSETS                                               10,229         15,976
                                                     ------------   ------------
                                                     $    473,596   $    263,875
                                                     ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities           $     94,108   $     60,006

PENSION OBLIGATION                                         20,976          4,725

REVOLVING CREDIT FACILITY                                  29,137             --

SENIOR UNSECURED NOTES                                    265,000        190,000
                                                     ------------   ------------

                                                          409,221        254,731
                                                     ------------   ------------

SHAREHOLDERS' EQUITY:
  Share capital                                           103,059         64,039
  Additional paid-in capital                                1,547             --
  Deficit                                                 (30,699)       (11,563)
  Cumulative translation adjustment                        (9,532)       (43,332)
                                                     ------------   ------------
                                                           64,375          9,144
                                                     ------------   ------------
                                                     $    473,596   $    263,875
                                                     ============   ============

See accompanying notes to consolidated financial statements.

                               ACETEX CORPORATION

      CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
            (THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE INFORMATION)

                                                            THREE          THREE
                                                     MONTHS ENDED   MONTHS ENDED     YEAR ENDED     YEAR ENDED
                                                     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                             2003           2002           2003           2002
                                                     ------------   ------------   ------------   ------------
                                                      (UNAUDITED)    (UNAUDITED)
SALES                                                $    103,807   $     51,005   $    332,937   $    205,529

COST OF GOODS SOLD                                         84,203         40,277        275,241        166,458
AMORTIZATION                                                6,536          4,718         23,091         16,248
                                                     ------------   ------------   ------------   ------------
                                                           90,739         44,995        298,332        182,706
                                                     ------------   ------------   ------------   ------------

GROSS PROFIT                                               13,068          6,010         34,605         22,823
OTHER OPERATING EXPENSES:
Selling, general and administrative                         5,678          2,539         15,060         10,722
Research and development                                      690            269          2,387          1,069
                                                     ------------   ------------   ------------   ------------
                                                            6,368          2,808         17,447         11,791
                                                     ------------   ------------   ------------   ------------

OPERATING EARNINGS                                          6,700          3,202         17,158         11,032
OTHER EARNINGS (EXPENSE):
Interest expense                                           (7,791)        (5,273)       (25,148)       (20,480)
Equity income                                                 312            161            261             29
Foreign exchange loss and other                            (7,082)          (913)       (11,248)        (3,504)
                                                     ------------   ------------   ------------   ------------
                                                          (14,561)        (6,025)       (36,135)       (23,955)
                                                     ------------   ------------   ------------   ------------
LOSS BEFORE INCOME TAXES                                   (7,861)        (2,823)       (18,977)       (12,923)
INCOME TAXES                                                   --             --             --             --
                                                     ------------   ------------   ------------   ------------
LOSS FOR THE PERIOD                                        (7,861)        (2,823)       (18,977)       (12,923)
RETAINED EARNINGS (DEFICIT), BEGINNING OF
PERIOD                                                    (22,838)        (8,631)       (11,563)         1,677
EXCESS OF PURCHASE PRICE OVER VALUE ASSIGNED
TO COMMON SHARES REPURCHASED                                   --           (109)          (159)          (317)
                                                     ------------   ------------   ------------   ------------
DEFICIT, END OF PERIOD                               $    (30,699)  $    (11,563)  $    (30,699)  $    (11,563)
                                                     ============   ============   ============   ============

LOSS PER COMMON SHARE
   Basic                                             $      (0.23)  $      (0.11)  $      (0.66)  $      (0.49)
   Diluted                                           $      (0.23)  $      (0.11)  $      (0.66)  $      (0.49)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING
   Basic                                               33,893,362     25,973,271     28,911,753     26,314,497
   Diluted                                             34,313,875     26,194,888     29,282,701     26,625,572

*Number of shares outstanding at December 31, 2003: 33,901,438
See accompanying notes to consolidated financial statements.

                               ACETEX CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (THOUSANDS OF U.S. DOLLARS)

                                                            THREE          THREE
                                                           MONTHS         MONTHS
                                                            ENDED          ENDED     YEAR ENDED     YEAR ENDED
                                                     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                             2003           2002           2003           2002
                                                     ------------   ------------   ------------   ------------
                                                      (UNAUDITED)    (UNAUDITED)
CASH PROVIDED BY (USED FOR):
OPERATIONS:
  Loss for the period                                $     (7,861)  $     (2,823)  $    (18,977)  $    (12,923)
  Charges and credits to income not involving cash:
     Amortization                                           6,536          4,718         23,091         16,248
     Pension recovery                                        (508)          (332)          (375)           (36)
     Amortization of deferred financing costs                 454            241          1,393            971
     Amortization of bond premium                            (297)            --           (495)            --
     Unrealized foreign exchange loss                       1,489             --          3,347             --
     Other                                                  3,655             98          3,655          1,011
     Distributions received from equity investee
       in excess of income                                   (307)          (161)          (256)           (29)
  Changes in non-cash operating working capital             4,559         13,096          2,629         12,551
                                                     ------------   ------------   ------------   ------------
                                                            7,720         14,837         14,012         17,793
                                                     ------------   ------------   ------------   ------------
INVESTMENTS:
  Purchase of property, plant and equipment                (4,685)        (5,226)        (6,954)       (12,893)
  Acqusition of AT Plastics                                 2,149             --         (9,129)            --
  Other                                                      (184)          (476)          (217)          (246)
                                                     ------------   ------------   ------------   ------------
                                                           (2,720)        (5,702)       (16,300)       (13,139)
                                                     ------------   ------------   ------------   ------------
FINANCING:
  Proceeds from issuance of long-term debt                     --             --         82,125             --
  Financing costs incurred                                   (139)            --         (3,427)            --
  Repayment of long-term debt                              (2,956)            --        (90,496)            --
  Increase in share capital                                    63            277            125            449
  Repurchase of common shares                                  --         (1,724)          (597)        (2,305)
  Increase (decrease) in pension obligation                   (55)           239            (81)           589
                                                     ------------   ------------   ------------   ------------
                                                           (3,087)        (1,208)       (12,351)        (1,267)
                                                     ------------   ------------   ------------   ------------
FOREIGN EXCHANGE GAIN ON CASH AND CASH
  EQUIVALENTS HELD IN FOREIGN CURRENCIES                    2,460          2,609          6,652          6,898
                                                     ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            3,544         10,536         (7,987)        10,285
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD             50,359         51,354         61,890         51,605
                                                     ------------   ------------   ------------   ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD             $     53,903   $     61,890   $     53,903   $     61,890
                                                     ============   ============   ============   ============

See accompanying notes to consolidated financial statements

                               ACETEX CORPORATION

                              SEGMENTED INFORMATION
                         (IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

THE SEGMENTED INFORMATION FOR THE SPECIALTY POLYMERS AND FILMS SEGMENT INCLUDES THE RESULTS OF OPERATIONS ONLY FOR THE PERIOD FROM AUGUST 5, 2003 TO DECEMBER 31, 2003.

                                                                       SPECIALTY
                                                                    POLYMERS AND
Year ended December 31, 2003                              ACETYLS          FILMS      CORPORATE          TOTAL
                                                     ------------   ------------   ------------   ------------
SALES                                                $    264,790   $     68,147             --   $    332,937

Cost of goods sold and operating expenses                 228,292         61,514          2,882        292,688
Amortization                                               20,459          2,520            112         23,091
                                                     ------------   ------------   ------------   ------------
                                                          248,751         64,034          2,994        315,779
                                                     ------------   ------------   ------------   ------------

Operating earnings                                   $     16,039   $      4,113   $     (2,994)        17,158
                                                     ============   ============   ============

Interest expense                                                                                       (25,148)
EQUITY INCOME (LOSS)                                                                                       261
FOREIGN EXCHANGE GAIN (LOSS) AND OTHER                                                                 (11,248)
INCOME TAXES                                                                                                --
                                                                                                  ------------
Net loss                                                                                          $    (18,977)
                                                                                                  ============

Three Months ended December 31, 2003

SALES                                                $     66,482   $     37,325             --   $    103,807

Cost of goods sold and operating expenses                  56,192         33,737   $        642         90,571
Amortization                                                4,939          1,485            112          6,536
                                                     ------------   ------------   ------------   ------------
                                                           61,131         35,222            754         97,107
                                                     ------------   ------------   ------------   ------------

Operating earnings                                   $      5,351   $      2,103   $       (754)         6,700
                                                     ============   ============   ============

Interest expense                                                                                        (7,791)
EQUITY INCOME (LOSS)                                                                                       312
FOREIGN EXCHANGE GAIN (LOSS) AND OTHER                                                                  (7,082)
INCOME TAXES                                                                                                --
                                                                                                  ------------
Net loss                                                                                          $     (7,861)
                                                                                                  ============

AS AT DECEMBER 31, 2003

Total assets                                         $    261,498   $    202,003   $     10,095   $    473,596
                                                     ============   ============   ============   ============

All amounts as at December 31, 2002, and for the three months and year ended December 31, 2002, are in the Acetyls segment.

                               ACETEX CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U. S. DOLLARS,
                            EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

             THREE MONTHS AND YEAR ENDED DECEMBER 31, 2003 AND 2002

1.   OPERATIONS:

     Acetex Corporation was incorporated under the laws of the Province of Alberta on December 1, 1994. It has two principal businesses. The Acetyls Business consists of the production of acetic acid and its derivatives from production facilities in France and Spain and their distribution and sale primarily in Europe. The Specialty Polymers and Films Business develops and manufactures specialty plastic resins and film products for a number of niche markets in North America and around the world from a manufacturing facility in Edmonton Alberta.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Basis of presentation:

          The interim consolidated financial statements of Acetex Corporation (the "Company") have been prepared in accordance with generally accepted accounting principles in Canada but do not include all disclosures that are required for the Company's annual consolidated financial statements. They include the accounts of Acetex Corporation and its subsidiaries, all of which are wholly owned. The Company's 45% interest in Erfei A.I.E. ("Erfei"), a company subject to significant influence, is accounted for by the equity method. Under this method, the Company recognizes its proportionate share of cumulative post acquisition income or losses and capital distributions of Erfei as they are realized. All material intercompany balances and transactions have been eliminated.

          The consolidated financial statements have been prepared from the books and records without audit; however, in the opinion of management, all adjustments which are necessary to the fair presentation of the results of the interim period have been made.

          These interim consolidated financial statements have been prepared on a basis consistent with, and should be read in conjunction with, the annual consolidated financial statements included in the Company's 2002 Annual Report.

     (b)  Stock-based compensation:

          The Company has a stock-based compensation plan. During 2003, the Company adopted retroactively to January 1, 2002, the new recommendations of the Canadian Institute of Chartered Accountants regarding stock-based compensation. The Company now applies the fair value method of accounting for all stock-based transactions. The reported financial position and results of operations of the Company were not impacted on adoption.

     (c)  Net earnings (loss) per common share:

          Basic net earnings (loss) per share is calculated by dividing net earnings (loss) available to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, net earnings (loss) available to common shareholders equals net earnings (loss). Diluted net earnings (loss) per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options are applied to repurchase common shares at the average market price for the period.

3.   SHARE CAPITAL:

     (a)  Authorized: Unlimited number of common shares.

     (b)  Issued:

                                                                  Number of
                                                                     common       Assigned
                                                                     shares          value
          --------------------------------------------------------------------------------
          Issued, December 31, 2001                              26,409,964   $     65,578
          Issued on exercise of options                             113,500            209
          Repurchased                                              (879,500)        (1,988)
          Settlement of share purchase loan                               -            240
          --------------------------------------------------------------------------------

          Issued, December 31, 2002                              25,643,964         64,039
          Issued on exercise of options                              63,000            125
          Issued on AT Plastics Acquisition (see Note 4)          8,370,574         39,162
          Repurchased and other                                    (176,100)          (267)
          --------------------------------------------------------------------------------

          Issued, December 31, 2003                              33,901,438   $    103,059
          ================================================================================

     (c)  Stock options:

          The Company's stock option plan provides for grants to directors, officers and key employees. Stock options are granted having exercise prices that are determined by reference to market prices at the date of grant. Stock options vest and become exercisable as to 50% on the first anniversary and as to 25% each on the second and third anniversary of grant. Stock options expire 10 years from the date of grant. Exercise prices presented in the table below are expressed in Canadian dollars.

                                                                     Number   Weighted average
                                                                 of options     exercise price
          ------------------------------------------------------------------------------------
          Outstanding, December 31, 2001                          3,369,188       $       6.59
          Granted                                                    40,000               3.00
          Exercised                                                (113,500)             (2.88)
          Forfeited                                                (402,500)            (12.22)
          ------------------------------------------------------------------------------------

          Outstanding, December 31, 2002                          2,893,188               6.14
          Granted                                                    50,000               6.10
          Exercised                                                 (63,000)             (2.78)
          Issued on AT Plastics Acquisition (Note 4)                666,866              21.31
          Forfeited                                                 (12,583)            (10.03)
          ------------------------------------------------------------------------------------

          Outstanding, December 31, 2003                          3,534,471       $       9.05
          ====================================================================================

          The following table summarizes information about stock options exercisable and outstanding at December 31, 2003:

                          Options outstanding                       Options exercisable
         ------------------------------------------------------------------------------------------
         Range of exercise                Weighted average
         Prices                             exercise price     Exercisable         Weighted average
         (CDN $ per share)       Number            (CDN $)          number   exercise price (CDN $)
         ------------------------------------------------------------------------------------------
         $2.60 - $3.18          752,583           $   2.72         732,583                 $   2.71
         $5.50 - $8.00        2,271,088               7.18       2,171,088                     7.22
         $10.08 - $81.60        510,800              26.68         510,800                    26.68
         ------------------------------------------------------------------------------------------

                              3,534,471           $   9.05       3,414,471                 $   9.17
         ==========================================================================================

4.   AT PLASTICS ACQUISITION

     Pursuant to the terms of the Combination Agreement dated June 20, 2003 between the Company, 2028569 Ontario Limited ("Subco"), a wholly-owned subsidiary of the Company, and AT Plastics Inc., the Company agreed to acquire all of the issued and outstanding equity securities of AT Plastics Inc. (the "Acquisition"). The Acquisition was consummated on August 5, 2003, (the "Effective Date") through the amalgamation of Subco and AT Plastics and the concurrent issuance of equity securities by the Company to the equity holders of AT Plastics at that time. The Company issued:

     (i) 8,370,574 common shares being that number of common shares determined by multiplying the number of outstanding AT Plastics common shares by one-sixth (that is one common share for every six AT Plastics common shares tendered);

     (ii) 706,760 warrants to purchase common shares having an exercise price per share equal to CDN$6.10 being the closing price of the Company's common shares on the Toronto Stock Exchange on August 5, 2003 and 141,352 warrants having an exercise price per share of CDN$4.32 each, all expiring June 2, 2008, in exchange for all outstanding warrants of AT Plastics; and

     (iii) 666,866 vested options to purchase common shares of the Company determined by dividing the number of AT Plastics options at the Effective Date by six having an exercise price per Company share equal to the exercise price per share of the particular AT Plastics option at the Effective Date multiplied by six.

     For accounting purposes, the acquisition of AT Plastics by the Company has been accounted for as a purchase business combination with the Company identified as the acquirer.

     Fair value of consideration issued by the Company:

     Common shares                                                  $     39,162
     Warrants                                                              1,196
     Options                                                                 401
     Costs                                                                 9,075
     ---------------------------------------------------------------------------
                                                                    $     49,834
     ===========================================================================

     The fair value of the warrants and options issued has been determined by application of the Black-Scholes option pricing model. Costs include all incremental costs directly attributable to the Acquisition but exclude costs attributable to the bond financing described in Note 5.

     Assets acquired (liabilities assumed) at their fair values:

     Current assets                                                 $     70,085
     Current liabilities, excluding current portion of
      long-term debt                                                     (27,471)
     ---------------------------------------------------------------------------
     Working capital                                                      42,614
     Property, plant and equipment                                       139,302
     Other long-term liabilities                                         (14,584)
     Long-term debt, including current portion of long-term debt        (117,498)
     ---------------------------------------------------------------------------
                                                                    $     49,834
     ===========================================================================

     These consolidated financial statements include the results of operations of AT Plastics from the Effective Date of the Acquisition. If the Acquisition had been effective on January 1, 2002, the unaudited pro forma results of operations would have been as follows:

                                                            THREE          THREE
                                                     MONTHS ENDED   MONTHS ENDED     YEAR ENDED     YEAR ENDED
                                                     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                             2003           2002           2003           2002
                                                     ------------   ------------   ------------   ------------
     Sales                                           $    103,807   $     85,807   $    428,131   $    351,553

     Cost of goods sold and other
     operating(1)                                          90,571         72,665        374,606        301,871
     Amortization                                           6,536          6,384         26,667         22,914
                                                     ------------   ------------   ------------   ------------
                                                           97,107         79,049        401,273        324,785
                                                     ------------   ------------   ------------   ------------

     OPERATING EARNINGS                              $      6,700   $      6,758   $     26,858   $     26,768
                                                     ============   ============   ============   ============

     (1) For the year ended December 31, 2003, amount includes $1.238 million of restructuring costs in AT Plastics prior to the Acquisition.

5.   BOND FINANCING

     To fund part of the AT Plastics Acquisition, on August 5, 2003, the Company issued $75 million 10 7/8% senior unsecured bonds due August 1, 2009. The bonds were issued at a price of 109.50% plus accrued interest from August 1, 2003, and provide for semi-annual interest payments starting February 1, 2004. The costs incurred in the refinancing of approximately $3.4 million are amortized as a charge to interest expense over the period that the bonds are outstanding. The premium on issuance of $7.125 million is amortized as a credit to interest expense over the period that the bonds are outstanding.

RECONCILIATION OF NET INCOME FOR CANADIAN GAAP TO U.S. GAAP

                                                            THREE          THREE
                                                           MONTHS         MONTHS           YEAR           YEAR
                                                            ENDED          ENDED          ENDED          ENDED
                                                     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                             2003           2002           2003           2002
                                                     ---------------------------------------------------------
Net loss for Canadian GAAP                           $     (7,861)  $     (2,823)  $    (18,977)  $    (12,923)
   Stock compensation expense                                  --           (275)           (24)          (275)
                                                     ---------------------------------------------------------
Net loss for U.S. GAAP                               $     (7,861)  $     (3,098)  $    (19,001)  $    (13,198)
                                                     =========================================================

U.S. GAAP Loss per Share
Basic net loss per common share                      $      (0.23)  $      (0.12)  $      (0.66)  $      (0.50)
Diluted net loss per common share                    $      (0.23)  $      (0.12)  $      (0.66)  $      (0.50)

Note that EBITDA amounts are equivalent under both U.S. and Canadian GAAP, except for the stock compensation expense.

ACETEX CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL REFERENCES IN US FUNDS)

Acetex Corporation (the "Company") operates two businesses, the Acetyls Business and the Specialty Polymers and Films Business. The Acetyls Business derives its revenues from the merchant market sales in Europe of its two principal products, acetic acid and vinyl acetate monomer ("VAM"), as well as from merchant market sales of acetic derivatives, including polyvinyl alcohol. The Specialty Polymers and Films Business develops and manufactures specialty plastic resins and film products for a number of niche end-markets primarily in North America. The Company's results of operations are affected by a variety of factors, including variations in the pricing of acetic acid, VAM, and polyethylene and in the cost of its principal feedstocks, methanol, natural gas, and ethylene.

ACETYLS BUSINESS

NET SALES

For the three months ended December 31, 2003, compared to the three months ended December 31, 2002, net sales increased by 30% or $15.5 to $66.5 million from $51.0 million. This increase resulted from an increase in average selling prices of 12% and an increase in sales volumes of 16% from 2002 to 2003. The lower sales volumes in 2002 resulted from the planned 3-week maintenance turnaround at the Pardies facility. Industry newsletters indicate that pricing for the fourth quarter of 2003 measured in Euros compared to the third quarter of 2003 increased by approximately 1.5% for VAM and decreased by 2.6% for acetic acid. Although pricing has not yet been set, these same newsletters have indicated that contract prices for the first quarter of 2004 will rollover or increase by less than 5% over Q4 2003 prices.

For the year ended December 31, 2003, compared to the year ended December 31, 2002, net sales increased by 29% or $59.3 million to $264.8 million from $205.5 million. This increase resulted from an increase in average product selling prices of 25% from 2002 to 2003 while sales volumes were 1% higher than in 2002. Sales volumes were affected by the planned maintenance turnaround in Q4 2002 and by the unplanned shutdown of the Pardies facility in August 2003.

GROSS PROFIT

Gross profit for the fourth quarter of 2003 compared to the fourth quarter of 2002 increased by 40% or $2.4 million to $8.4 million from $6.0 million. The increase in gross profit was primarily due to higher sales volumes while feedstock costs increased by 14%.

The European contract price for methanol decreased from Euros 225 in the third quarter of 2003 to Euros 190 per metric tonne in the fourth quarter of 2003 and will rollover in the first quarter of 2004. The cost of natural gas is expected to increase in the first quarter of 2004 as the pricing reflects substantially higher world oil prices.

For the year ended December 31, 2003, gross profit increased by 16% or $3.7 million to $26.5 million from $22.8 million. The increase in gross profit was primarily due to higher sales revenues while feedstock costs were 30% higher. As well, depreciation expense was higher by $4.2 million reflecting the appreciation in value of the Euro against the U.S. dollar.

OPERATING EARNINGS

Operating earnings for the three months ended December 31, 2003, increased by $2.2 million to $5.4 million from $3.2 million primarily due to the higher gross profit described above.

Operating earnings for the year ended December 31, 2003, increased by $5.0 million to $16.0 million from $11.0 million due to the increase in gross profit described above. Selling, general and administrative expenses were $1.8 million lower than in 2002 primarily due to the separate reporting of corporate costs, offset by increases resulting from the higher value of the Euro against the U.S. dollar.

SPECIALTY POLYMERS AND FILMS BUSINESS

We acquired AT Plastics on August 5, 2003, and have consolidated its results of operations in our consolidated financial statements from that date. The analysis which follows has been prepared on a pro forma basis as if we had acquired the Business on January 1, 2002.

NET SALES

For the three months ended December 31, 2003, compared to the three months ended December 31, 2002, net sales increased by 7.2% or $2.5 million to $37.3 million from $34.8 million. Specialty mix for the Polymers business increased by 1.1% compared to the same period last year, on 10% higher average selling prices and similar volumes. Two commodity price increases totaling 9 cents/lb have been announced by the industry for Q1 implementation. Films prices were up 7% on slightly higher volumes.

For the twelve months ended December 31, 2003, compared to the twelve months ended December 31, 2002, net sales increased by 11.8% or $17.3 million to $163.3 million from $146.0 million. Specialty mix for the Polymers business improved 2.3% by volume over the same period last year as target account improvements were offset by generally weak US economic performance, and as the Company participated in more opportunistic commodity business in the first half of the year. Films pricing increased 13% on similar volumes to last year.

GROSS PROFIT

Gross profit for the three months ended December 31, 2003 compared to the three months ended December 31, 2002 decreased by 26.8% or $1.7 million to $4.6 million from $6.3 million. Raw material costs increased in excess of 20% compared to last year, principally driven by a 14% increase in US natural gas prices.

Gross profit for the twelve months ended December 31, 2003, decreased by 8.5% or $2.3 million to $25.1 million from $27.4 million in the comparable period of 2002. Over the same period, US natural gas prices increased by 64% negatively impacting gross profit. Both business units experienced reduced margins for the year due to higher sales into commodity markets that resulted from slow US demand for premium products. In addition, gross profit for 2003 was reduced by a restructuring charge of $1.2 million incurred in the first quarter.

OPERATING EARNINGS

Operating earnings for the three months ended December 31, 2003, decreased by $1.4 million or 40% to $2.1 million from $3.5 million due to lower margins and the adverse effect of foreign exchange somewhat offset by continued cost control measures. Operating earnings for the twelve months ended December 31, 2003 decreased by $1.9 million or 12% to $13.8 million from $15.7 million in the prior year. The continued appreciation of the Canadian dollar versus the US in the quarter (up 11% for the year to date and 16% quarter over quarter) has materially affected Canadian dollar denominated costs. In addition, operating earnings for 2003 were reduced by a restructuring charge of $1.2 million incurred in the first quarter.

ACETEX CORPORATION CONSOLIDATED

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations (prior to changes in noncash working capital) for the three months ended December 31, 2003, was $3.2 million compared to $1.7 million for the three months ended December 31, 2002. Cash provided by operations (prior to changes in noncash working capital) for the year ended December 31, 2003, was $11.4 million compared to $5.2 million for the year ended December 31, 2002.

The Company expects to satisfy its cash requirements in the future through internally generated cash and borrowings under the AT Plastics revolver.

CAPITAL EXPENDITURES

Capital expenditures during the three months ended December 31, 2003, totaled $4.7 million and for the year, $7.0 million. Annual maintenance level capital expenditures are expected to be $3.5 million for the Acetyls Business and $5.0 million to $6.0 million for the Specialty Polymers and Films Business. In addition, a small maintenance turnaround expected to cost $2.0 million at the Pardies, France facility is scheduled for the fourth quarter of 2004.

Future capital expenditures could vary substantially if the Company is required to undertake corrective action or incur other environmental costs. The Company may also pursue selective expansion opportunities, including the acquisition of companies with complementary product lines.

ACETEX CORPORATION
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003

                                                                            Guarantors
                                                     ---------------------------------------------------------
                                                                                                  Alberta
                                      Acetex                        Acetex                        AG
                                      Corporation    Acetex LLC     BV             AT Plastics    Industries
                                      ------------------------------------------------------------------------
Cash and cash equivalents                   10,382                                          234
Accounts receivable                         26,587         65,884                        23,622             37
Inventories                                                                              37,667            183
Prepaid expenses and other                     620                                         1507
                                      ------------------------------------------------------------------------
                                            37,589         65,884              0         63,030            220
Property, plant and equipment                  285                                      138,568            185

Investment in affiliates                   318,977        211,000        (63,366)       (97,120)          (354)

Other assets                                (1,538)
                                      ------------------------------------------------------------------------

                                           355,313        276,884        (63,366)       104,478             51
                                      ========================================================================
Accounts payable and accrued
liabilities                                 16,406              0              0         18,918             82
                                      ------------------------------------------------------------------------

                                            16,406              0              0         18,918             82
                                      ------------------------------------------------------------------------
Pension obligation                                                                       15,511
Long-term debt                             265,000
CIT Revolver                                     0                                       29,137
                                      ------------------------------------------------------------------------

                                           281,406              0              0         63,566             82
                                      ------------------------------------------------------------------------
Share capital                              103,060        230,000         29,099         53,691
Contributed surplus                          2,154
Retained earnings (deficit)                (31,307)        46,884        (92,465)       (12,779)           (31)
Cumulative translation adjustment                                              0
                                      ------------------------------------------------------------------------
                                           355,313        276,884        (63,366)        40,912            (31)
                                      ========================================================================

                                      Combined                      Acetex
                                      non-                          Corporation
                                      guarantors     Eliminations   Consolidated
                                      ------------------------------------------
Cash and cash equivalents             $     43,287                  $     53,903
Accounts receivable                         56,115        (92,471)        79,774
Inventories                                 30,655                        68,505
Prepaid expenses and other                   5,048                         7,175
                                      ------------------------------------------
                                           135,105        (92,471)       209,357
Property, plant and equipment              114,972                       254,010

Investment in affiliates                   154,941       (524,078)             0

Other assets                                11,767                        10,229
                                      ------------------------------------------

                                           416,785       (616,549)       473,596
                                      ==========================================
Accounts payable and accrued
liabilities                                126,868        (68,166)        94,108
                                      ------------------------------------------

                                           126,868        (68,166)        94,108
                                      ------------------------------------------
Pension obligation                           5,465                        20,976
Long-term debt                             230,000       (230,000)       265,000
CIT Revolver                                                              29,137
                                      ------------------------------------------

                                           362,333       (298,166)       409,221
                                      ------------------------------------------
Share capital                              127,466       (440,256)       103,060
Contributed surplus                                                        2,154
Retained earnings (deficit)                (54,602)       112,993        (31,307)
Cumulative translation adjustment          (18,647)         9,115         (9,532)
                                      ------------------------------------------
                                           416,785       (616,549)       473,596
                                      ==========================================

ACETEX CORPORATION
CONSOLIDATING INCOME STATEMENT
YEAR ENDED DECEMBER 31, 2003

                                                                            Guarantors
                                                     ---------------------------------------------------------

                                      Acetex         Acetex         Acetex         AT             Alberta AG
                                      Corporation    LLC            BV             Plastics       Industries
                                      ------------------------------------------------------------------------
Sales                                                                                    67,649            498

Amortization                                                                              2,517              3

Cost of goods sold                                                                        56985            429
                                      ------------------------------------------------------------------------
                                                                                          8,147             66

Selling, general & administrative            2,918                                        3,300             78

Research and development                                                                    722
                                      ------------------------------------------------------------------------

Operating earnings (loss)                   (2,918)             0              0          4,125            (12)

Equity loss                                 (6,177)                      (21,580)           (31)

Interest expense - net                     (17,278)        30,449                        (4,831)

Loss on debt refinancing                         0

Foreign exchange and other                   7,371                                      (12,042)           -19
                                      ------------------------------------------------------------------------

Earnings (loss) before income taxes        (19,002)        30,449        (21,580)       (12,779)           (31)

Income taxes                                     0              0              0              0
                                      ------------------------------------------------------------------------

                                                 0              0              0              0              0
                                      ------------------------------------------------------------------------
Net earnings (loss)                        (19,002)        30,449        (21,580)       (12,779)           (31)

Retained earnings (deficit) at
beginnning                                 (12,146)        75,124        (70,885)             0              0

Excess of repurchase price over
assigned value of common shares               (159)

Dividends paid                                            (58,689)
                                      ------------------------------------------------------------------------

Retained earnings (deficit) at end         (31,307)        46,884        (92,465)       (12,779)           (31)
                                      ========================================================================

                                      Combined
                                      non-                          Acetex Corporation
                                      guarantors     Eliminations   Consolidated
                                      ------------------------------------------------
Sales                                      264,790                             332,937

Amortization                                20,571                              23,091

Cost of goods sold                         217,827                              275241
                                      ------------------------------------------------
                                            26,392                              34,605

Selling, general & administrative            8,788                              15,084

Research and development                     1,665                               2,387
                                      ------------------------------------------------

Operating earnings (loss)                   15,939              0               17,134

Equity loss                                 (1,751)        29,800                  261

Interest expense - net                     (33,488)                            (25,148)

Loss on debt refinancing                         0                                   0

Foreign exchange and other                  (6,794)                            (11,248)
                                      ------------------------------------------------

Earnings (loss) before income taxes        (26,094)        29,800              (19,001)

Income taxes                                     0              0                    0
                                      ------------------------------------------------

                                                 0              0
                                      ------------------------------------------------
Net earnings (loss)                        (26,094)        29,800              (19,001)

Retained earnings (deficit) at
beginnning                                 (28,508)        24,269              (12,146)

Excess of repurchase price over
assigned value of common shares                                                   (159)

Dividends paid                                   0         58,689                    0
                                      ------------------------------------------------

Retained earnings (deficit) at end         (54,602)       112,758              (31,307)
                                      ================================================

ACETEX CORPORATION
CONSOLIDATING STATEMENT OF CASH FLOW
YEAR ENDED DECEMBER 31, 2003

                                                                            Guarantors
                                                     ---------------------------------------------------------

                                      Acetex         Acetex         Acetex         AT             Alberta AG
                                      Corporation    LLC            BV             Plastics       Industries
                                      ------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):

Operating Activities

Net earnings (loss)                        (19,002)        30,449        (21,580)       (12,544)           (31)
Charges and credits to income -non-
cash

Amortization                                                                              2,517              3

Loss on debt refinancing                         0

Pension expense                                                                            (285)

Unrealized foreign exchange gain            (7,353)                                      10,681
Amortization of deferred financing
costs

Amortization of bond premium                  (495)

Other                                        3,655

Stock based compensation expense                24
Distribution from equity investment
in excess of income                         58,997              0         21,580             31

Changes in noncash working capital           5,002          9,240              0         (1,234)             9
                                      ------------------------------------------------------------------------
                                            40,828         39,689              0           (834)           (19)
                                      ------------------------------------------------------------------------
Investing Activities
Purchase of property, plant and
equipment                                        0                                       (1,971)

AT Plastics acquisition                     (8,952)                                        (177)

Other

Investment in affiliates                  (112,712)        19,000                        93,712
                                      ------------------------------------------------------------------------

                                          (121,664)        19,000              0         91,564              0
                                      ------------------------------------------------------------------------
Financing activities

Proceeds from long-term debt                82,125

Costs incurred in refinancing debt          (3,427)

Repayment of long-term debt                      0                                      (90,496)

Increase in share capital                      125

Dividend paid                                             (58,689)

Decrease in pension obligation

Shares repurchased                            (597)
                                      ------------------------------------------------------------------------
                                            78,226        (58,689)             0        (90,496)             0
                                      ------------------------------------------------------------------------

Foreign exchange gain (loss) on cash
and cash equivalents held in foreign
currencies
                                      ------------------------------------------------------------------------
Increase in cash during the period          (2,610)             0              0            234            (19)
Cash, beginning of period                   12,992              0              0              0              0
                                      ------------------------------------------------------------------------
Cash, end of period                         10,382              0              0            234            (19)
                                      ========================================================================

                                      Combined                      Acetex
                                      non-                          Corporation
                                      guarantors     Eliminations   Consolidated
                                      ------------------------------------------
CASH PROVIDED BY (USED IN):

Operating Activities

Net earnings (loss)                        (26,094)        29,800        (19,001)
Charges and credits to income -non-
cash

Amortization                                20,574                        23,091

Loss on debt refinancing                         0                             0

Pension expense                                (90)                         (375)

Unrealized foreign exchange gain                 0                         3,347
Amortization of deferred financing
costs                                        1,393                         1,393

Amortization of bond premium                                                (495)

Other                                                                      3,655

Stock based compensation expense                                              24
Distribution from equity investment
in excess of income                          7,625        (88,489)          (256)

Changes in noncash working capital         (21,531)        11,140          2,629
                                      ------------------------------------------
                                           (18,123)       (47,549)        14,012
                                      ------------------------------------------
Investing Activities
Purchase of property, plant and
equipment                                   (4,983)                       (6,954)

AT Plastics acquisition                                                   (9,129)

Other                                         (217)                         (217)

Investment in affiliates                         1
                                      ------------------------------------------

                                            (5,199)             0        (16,300)
                                      ------------------------------------------
Financing activities

Proceeds from long-term debt                                              82,125

Costs incurred in refinancing debt                                        (3,427)

Repayment of long-term debt                                              (90,496)

Increase in share capital                                                    125

Dividend paid                                              58,689              0

Decrease in pension obligation                 (81)                          (81)

Shares repurchased                                                          (597)
                                      ------------------------------------------
                                               (81)        58,689        (12,351)
                                      ------------------------------------------

Foreign exchange gain (loss) on cash
and cash equivalents held in foreign
currencies                                  17,792        (11,140)         6,652
                                      ------------------------------------------
Increase in cash during the period          (5,611)             0         (7,987)
Cash, beginning of period                   48,898                        61,890
                                      ------------------------------------------
Cash, end of period                         43,287              0         53,903
                                      ==========================================

There are no restrictions on dividend payments amongst the Company and its subsidiaries.

NOTES

     1. The consolidating financial statements illustrate the assets, liabilities, equity, revenues and expenses for Acetex Corporation on a legal basis, as well as for its subsidiaries which have guaranteed its 10-7/8% Senior Unsecured Notes (the "Notes") and the operating nonguarantor subsidiaries.

     2. Separate financial statements concerning the subsidiaries guaranteeing the Notes (the "Guarantor Subsidiaries") have not been included as management has determined that they are not material to investors. The Guarantor Subsidiaries are wholly-owned and the guarantees provided are full, unconditional and joint and several. All of the Company's operations are conducted by nonguarantor subsidiaries. There are no restrictions on dividend payments amongst the Company and its subsidiaries.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Acetex Corporation


                                          By:
                                                 /s/ "Donald K. Miller"
                                          --------------------------------------
                                          Name:
Date:                                            Donald K. Miller
     March 29, 2004                       Title: Chief Financial Officer